February 25, 2020

Karen J. Holcom
Chief Financial Officer
ACUITY BRANDS INC
1170 Peachtree Street, N.E.,
Suite 2300
Atlanta, GA 30309

       Re: ACUITY BRANDS INC
           Form 10-K for the Fiscal Year Ended August 31, 2019
           Filed October 29, 2019
           File No. 001-16583

Dear Ms. Holcom:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing